FOR IMMEDIATE RELEASE

                                                                  March 30, 2005
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and COO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


            Advantest Issues Stock Option (Stock Acquisition Rights)

Tokyo -March 30, 2005 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to issue stock options in the form of stock acquisition rights pursuant to Article 280 Paragraphs 20 and 21 of the Commercial Code and a shareholders resolution at the 62nd annual general meeting of shareholders under the terms set forth below.


1.  Date of issuance                             April 1, 2005

2.  Number of stock acquisition rights issued    40

3.  Issuance price                               No consideration shall be paid.

4.  Class and total number of shares underlying  4,000 shares of common
    the stock acquisition rights                 stock of Advantest Corporation
                                                 (each stock acquisition right
                                                 shall be exercisable for 100
                                                 shares)

5.  Total subscription price to be paid upon     746,400 Yen (7,464 Yen per
    exercise of each stock acquisition right     share)

6.  The total value of all shares (newly         29,856,000 Yen
    issued exercise of treasury shares) issued or delivered upon the exercise of stock acquisition rights

7.  Exercise period of the stock acquisition     Between April 1, 2005 and
    rights                                       March 31, 2009

8.  The amount of the issuance price of the      3,732 Yen per share
    newly issued shares issued pursuant to the exercise of stock acquisition rights that will be incorporated into capital

9.  The number of employees receiving stock      Employees of the Company
    acquisition rights                           and its overseas subsidiary,
                                                 totaling 2


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For Reference


(1)   The date of the meeting of the Board of Directors       May 28, 2004
      setting the date for the annual general meeting of shareholders

(2)   Date of the resolution made pursuant to the annual      June 25, 2004
      general meeting of shareholders